Filed Pursuant to Rule 433
Registration Statement No. 333-107296
Dated May 23, 2007

For more information:	Dennis Barber, investors, (713) 497-3042
Pat Hammond, media, (713) 497-7723

For immediate release:	May 23, 2007

Reliant Energy Announces Comprehensive Refinancing Program

HOUSTON — Reliant Energy, Inc. today announced a comprehensive refinancing program that, upon completion, will result in reduced interest expense and lower debt levels in addition to a significant improvement in the company’s ability to reinvest in the business and return cash to shareholders through dividends and share repurchases.

“A key element of our new strategy is having the flexibility to direct free cash flow and additional capital to the alternatives that create the highest value for shareholders” said Mark Jacobs, Reliant Energy, chief executive officer. “This plan was developed to achieve a capital structure that supports that strategy.”

As part of the initial phase of this program, today the company launched a tender offer and consent solicitation for its 9.25 percent and 9.50 percent senior secured notes totaling $1.1 billion.  In the near future, the company expects to issue $1.25 billion of senior unsecured notes with 7- and 10-year maturities to fund the tender offer and consent solicitation and retire a portion of its $400 million term loan.  Cash on hand will be used to retire the remainder of the term loan.  In addition, the company plans to replace its existing revolving credit facility and pre-funded letter of credit facilities with a new $500 million revolving credit facility and $250 million pre-funded letter of credit facility.  The company expects to close these transactions in June 2007, subject to market conditions.

In the second phase of the program, the company will address restrictions remaining in $750 million of its 6.75 percent senior secured notes and $500 million of tax-exempt bonds.  The company is evaluating various alternatives, including the retirement or defeasance of some or all of this debt with proceeds from potential asset sales.

The company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-624-5774, extension 73042.

Reliant Energy, Inc. (NYSE: RRI) based in Houston, Texas, provides electricity and energy services to retail and wholesale customers in the United States. In Texas, the company provides service to nearly 1.9 million retail electricity customers, including residential and small business customers and commercial, industrial, governmental and institutional customers. Reliant also serves commercial, industrial, governmental and institutional customers in the PJM (Pennsylvania, New Jersey and Maryland) market.

The company is one of the largest independent power producers in the nation with approximately 16,000 megawatts of power generation capacity across the United States. These strategically located generating assets utilize natural gas, fuel oil and coal.

This press release contains “forward-looking statements.” Forward-looking statements are statements that contain projections, estimates or assumptions about our revenues, income and other financial items, our plans and objectives for future operations or about future economic performance, transactions and dispositions and financings related thereto. In many cases you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words. However, the absence of these words does not mean that the statements are not forward-looking.

Actual results may differ materially from those expressed or implied by forward-looking statements as a result of many factors or events, including but not limited to access to capital, legislative and regulatory developments, the effects of competition, financial market conditions, the timing and extent of changes in commodity prices and interest rates, weather conditions, changes in our business plan and other factors we discuss or reference to  in the “Risk Factors” section of our filings with the Securities and Exchange Commission.

Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.